UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2014

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer ID. (CNPJ): 02.429.144/0001-93 – Company Registry (NIRE) No.

353.001.861-33

MINUTES OF THE 256TH MEETING OF THE BOARD OF DIRECTORS

HELD ON DECEMBER 12, 2014

1. DATE, TIME AND PLACE: On December 12, 2014, at 2:00 p.m., the meeting was held via conference call, pursuant to paragraph 1, article 17 of the Bylaws of CPFL Energia S.A. (“CPFL Energia” or “Company”), located at Rua Gomes de Carvalho, nº 1510º, 14o andar, conjunto 142, in the city and state of São Paulo.

2. CALL NOTICE: The meeting was called pursuant to paragraph 3, article 17 of the Company’s Bylaws.

3. ATTENDANCE: All the members of the Board of Directors (“Board”).

4. PRESIDING BOARD: Chairman – Murilo Cesar L. S. Passos and Secretary – Gisélia Silva.

5. AGENDA: To decide and vote on the provision of guarantee by CPFL Energia, through Surety or Accommodation, in the total amount of the financing to be contracted by the subsidiaries Companhia Paulista de Força e Luz (“CPFL Paulista”), Companhia Piratininga de Força e Luz (“CPFL Piratininga”) and Rio Grande Energia S.A. (“RGE”), in the mixed mode, from the Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”) and Banco Safra S.A. (“Safra”), under the terms and conditions described in Decisions no. 1184/2014, 1185/2014, 1182/2014 and respective annexes, of the Executive Board of BNDES, approved at a meeting held  on December 9, 2014.

6. DECISION TAKEN BY UNANIMOUS VOTE:

After examining and debating on the item on the Agenda, the Board approved, pursuant to clause “u” of article 17 of the Bylaws, based on Executive Board Resolution no. 2014133-E and according to the terms and conditions established in Decisions no. 1184/2014, 1185/2014 and 1182/2014 and the respective annexes of the Executive Board of BNDES, approved at a meeting held on December 9, 2014, the provision of guarantee by CPFL Energia, through Surety or Accommodation, as well as intervention by the Company in the financing to be contracted by the subsidiaries CPFL Paulista, CPFL Piratininga and RGE, in the mixed mode, from BNDES and Safra, which will be invested electricity distribution for the two-year period of 2014/2015, in the total amount of up to eight hundred eighty-nine million, three hundred sixty-eight thousand, two hundred twenty-four reais (R$ 889,368,224.00) for a term of up to eighty-nine (89) months or up to one hundred thirteen (113) months, according to the financing line, as follows: up to four hundred twenty-seven million, seven hundred fifteen thousand, nine hundred sixty-nine reais (R$ 427,715,969.00) to CPFL Paulista, up to one hundred ninety-four million, eight hundred sixty-two thousand,

CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer ID. (CNPJ): 02.429.144/0001-93 – Company Registry (NIRE) No.

 353.001.861-33

three hundred forty-five reais (R$ 194,862,345.00) to CPFL Piratininga and up to two hundred sixty-six million, seven hundred eighty-nine thousand, nine hundred ten reais (R$ 266,789,910.00) to RGE, recommending to the directors nominated by the Company on to the boards of the subsidiaries to vote for approval of said financing.

7. CLOSURE: There being no further business to discuss, the meeting was adjourned and these minutes were drawn up, read, approved and signed by the Directors present and by the Secretary. Murilo Cesar L. S. Passos – Chairman, Renê Sanda, Claudio B. Guedes Palaia, Francisco Caprino Neto, Deli Soares Pereira, Carlos Alberto Cardoso Moreira, Maria Helena S. F. de Santana and Gisélia Silva – Secretary.

I certify that this is an extract from the original minutes recorded in the minutes book.

Gisélia Silva

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 15, 2014

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.